Filed by First Interstate BancSystem, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Cascade Bancorp (Commission File No.: 000-23322)

First Interstate Bank to Purchase Bank of the Cascades!

Tips & Recommendations for Leadership:

(INTERNAL DISTRIBUTION ONLY)

The following information is provided to the leaders of First Interstate Bank specifically about the announcement of the merger agreement between First Interstate Bank and Bank of the Cascades. As a leader, you are in a unique position to influence, assist, and serve our employees and our clients. We understand that effective communication is critical to ensure understanding and a smooth transition. Our goal is to help you effectively answer common questions you may encounter. We encourage you to review the following information, as well as all subsequent information, to prepare you to lead through change. We welcome feedback as you begin talking with team members and clients.

Growth Provides Opportunity

First Interstate’s pattern of acquisition, de novo startups and organic growth has resulted in expansion of our business and market areas, which provides our clients access to more locations, expanded services and greater capacity to serve their financial needs. The Bank of the Cascades represents a new opportunity for First Interstate Bank to enter into a completely new territory. There is essentially no overlap, which means we are anxious to get to know the Bank of the Cascades teams and discover what opportunities exist to work together and leverage their regional expertise.

Confidence is Key

Clients and employees will take their lead from you. If you are confident and positive about the merger, they will be too. If you are doubtful or critical, they will be too. You are in a unique position to influence others and to lead them through a time of change with a focus on a positive outcome.

Be Accountable & Stay Informed

We are working with the Bank of the Cascades colleagues to deliver in-person, written, and online communications to you about the merger and about Bank of the Cascades. If at any time something is unclear or has not been addressed, please speak up. We are in this together and your questions and suggestions are a valuable source of feedback. The more you know, the better prepared you will be to assist others.

You Are Not Expected to Know it All:

At times, all of us will be asked questions for which we do not have an answer. In those cases, let the person know that you want to provide an accurate answer and you will find out and follow up with a response (in a timely manner). Your follow up demonstrates your sincerity and commitment to being a reliable resource for others.

Effectively Manage Through Change

The out of market acquisition means we will be blending the talented First Interstate Bank team with the experts in Washington, Oregon and Idaho territories, which means we will need to learn to work together. As the leaders of this company, you will be called upon to set the tone for the blending of the teams.

Take Care to Recognize Antidotal Concerns vs. Larger Issues:

It can be a challenge not to react to others emotions and it is important to not make a something that is a challenge for one into something that may or may not be a challenge for others. As your teams share customer feedback, listen for repetitive concerns and be sure to share those with resources who can respond or may need to know. As a leader, our job is to be able to understand when something may need to be elevated and when we need to handle it ourselves. Remember, during times of change, you generally only hear from those who may have an issue or question. You rarely hear from the many customers who are smoothly moving forward and receiving great service. Keeping it in perspective will help to manage the emotion and the outcome.

Celebrate Successes!

We recognize integrations are busy times, which demand the best of our teams. We also know we have a team of outstanding employees who will rise to this challenge and make a difference as we bring our two banks together for the benefit of clients and community. As we move forward, let’s agree to take time to notice all the great work by our employees. Recognize efforts, celebrate outcomes, and don’t hesitate to let senior leaders know if there is a person or team, they should contact in appreciation. A simple and sincerely delivered thank you goes a long way to let someone know that their actions are making a difference.

A Note Specific to Media Inquiries:

First Interstate Bank requires all media inquiries to be directed to Marketing for response. Please do not respond directly and instruct your staff not to respond as well. We are very responsive to media inquiries and advocates for providing information of value to the public. Managing this information through a centralized function helps to protect the Bank as well as our employees. If comment or input from BOTC is required, we will facilitate that introduction.

Refer all questions to the following:

INVESTOR RELATIONS:

Marcy Mutch, Chief Financial Officer

406-255-5322

Investor.Relations@fib.com

or

MEDIA:

Cynthia Lyle, Senior Vice President, Marketing Director

406-255-5337

cynthia.lyle@fib.com

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. Any statements about First Interstate’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates and other important factors that could cause actual results to differ materially from any results, performance or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving First Interstate and Cascade, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Interstate and Cascade operate; the ability to promptly and effectively integrate the businesses of First Interstate Bank and Cascade; the reaction of the companies’ customers, employees and counterparties to the transaction; and the diversion of management time on merger-related issues.

These factors are not necessarily all of the factors that could cause First Interstate’s, Cascade’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm First Interstate’s, Cascade’s or the combined company’s results.

All forward-looking statements attributable to First Interstate, Cascade or the combined company or persons acting on First Interstate’s or Cascade’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and First Interstate and Cascade do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If First Interstate or Cascade updates one or more forward-looking statements, no inference should be drawn that First Interstate or Cascade will make additional updates with respect to those or other forward-looking statements.

Additional Information About the Merger and Where to Find it

This communication is being made with respect to the proposed transaction involving First Interstate and Cascade. This material is not a solicitation of any vote or approval of the First Interstate or Cascade shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents that First Interstate and Cascade may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger, First Interstate will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of First Interstate and Cascade and a prospectus of First Interstate, as well as other relevant documents concerning the proposed merger. Before making any voting or investment decisions, investors and shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Both First Interstate and Cascade will mail the joint proxy statement/prospectus to their respective shareholders. Shareholders are also urged to carefully review and consider each of First Interstate’s and Cascade’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Copies of the Registration Statement and joint proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about First Interstate and Cascade, may be obtained as they become available at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Interstate at www.fibk.com or from Cascade at www.botc.com.

First Interstate, Cascade and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of First Interstate’s and Cascades shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Interstate and their ownership of First Interstate common stock is set forth in the proxy statement for First Interstate’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2016. Information about the directors and executive officers of Cascade and their ownership of Cascade common stock is set forth in the proxy statement for Cascade’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.